1221 Avenue of the Americas
	New York, NY 10020-1089	Chicago
Sharon K. Mauer	212.768.6700	Kansas City
212.398.8328	212.768.6800 fax	Los Angeles
smauer@sonnenschein.com	www.sonnenschein.com	New York
Phoenix
San Francisco
July 6, 2006		Short Hills, N.J. St. Louis Washington, D.C. West Palm Beach

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed June 28, 2006 File No. 333-133189

Dear Mr. Reynolds:

We have received the Staff’s letter dated July 3, 2006, containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the “prospectus”). Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

Summary, page 1

1. We note your disclosure on pages 8-9 and also on page 44 which indicates that in the event that no transaction takes place and the company is dissolved, certain officers will take affirmative steps to provide all of the funds necessary to ensure that the liquidation is completed. However, our review of your Exhibits filed in connection with this registration statement (including Exhibit 10.3) does not appear to provide for such a provision. Please provide us with a cite to such provision. Additionally, revise the disclosure to detail what is meant by the phrase “advance the funds necessary to complete such liquidation.”

Response

Reference is made to the revised disclosure in the carryover paragraph on pages 8 and 9, the first full paragraph on page 44 of the prospectus and Exhibit 10.6 to the Registration Statement.

Mr. John Reynolds

July 6, 2006

Capitalization, page 29

2. We note your response to prior comment 3. Please explain your basis for valuing the 371,504 post-split shares to directors and officers issued in May at approximately $.01 per share. Since this is a related party transaction, it does not appear appropriate to value the shares based on the $4,000 in consideration. Since the shares were not issued at formation and were issued after a Form S-1 was filed for an offering at $8 per unit, treatment similar to founders’ shares is not appropriate. Provide us with a detailed explanation of your valuation approach and the related assumptions. Also, tell us the value of the common stock underlying the unit price in the offering and describe the related valuation method and assumptions. Provide objective and reliable information to explain the difference between the valuation of the 371,504 shares and the value of the common stock in the offering.

Response

By mutual agreement between the Company and such directors and officers, the above-referenced transaction was rescinded as of July 5, 2006. Reference is made to the revised disclosure in footnote 3 on page 31 and the fourth full paragraph on page F-12 of the prospectus, and the third full paragraph on page II-3 of the registration statement.

Certain Relationships and Related Transactions, page 64

3. The Staff notes the disclosure on pages 64-65 of the prospectus which describes two private placement transactions to be undertaken concurrently with this offering: one a private placement of 2,225,000 warrants to existing stockholders, officers, directors, special advisors and affiliates thereof; and a second private placement resale of 296,600 warrants by certain officers/directors/affiliates of the company to affiliated and non-affiliated purchasers, each of whom qualifies as an accredited investor. Based upon the timing of such private placement transactions relative to the public offering, as well as the nature of the participants in the private placement transactions, it is unclear to the Staff how such private placements may be conducted consistently with Section 5 of the Securities Act of 1933, as amended. Please revise.

Response

Further to telephonic conversations held with the Staff, we advise that of the 23 participants in the private placements initially referenced on page 6 of the Prospectus, 17 of such participants, who collectively invested an aggregate of $1,958,000 in such placements, were either officers, directors or prior shareholders of the Company. Of the remaining six participants in the private placements, four persons, who collectively invested an aggregate of $200,000 in such placement, were “qualified purchasers”, as such term is defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended. We respectfully submit that such persons should be included in the permissible group of participants in a private placement of securities conducted concurrently with an initial public offering of a SPAC issuer. The remaining two participants in the private placements, who collectively invested an aggregate of $100,000 in such placements, were “accredited” investors, as such term is defined in Rule 501, promulgated under the Securities Act.

While we believe the private placements were exempt from registration under the Securities Act for the reasons set forth in our prior responses to the Staff’s comments in these regards, we acknowledge the Staff’s position that the offer and sale of the Company’s securities in such transaction to at least six of the participants therein, namely the “qualified purchasers” and two others, may constitute a violation of Section 5 of the Securities Act, with resultant rescission rights being accorded to such persons under the Securities Act. We refer the Staff to the new risk factor which appears on page 22 of the Prospectus.

Mr. John Reynolds

July 6, 2006

Note 8 — Warrants and Option to Purchase Common Stock, page F-12

4. Please update the disclosure on page F-12 and elsewhere to reflect the estimated fair value of the UPO of $2,295,000 based upon a volatility estimate of 41.5%. Refer to comment 5 of our previous letter.

Response

Reference is made to the revised disclosure in the first full paragraph on page 36, the second full paragraph on page 72, and the third full paragraph on page F-12 of the prospectus.

5. We note your response to prior comment 6. Although your amended warrant agreement states you will not be obligated to settle for cash in the event a registration statement is not effective, it does not clearly and explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holders can obtain net cash settlement. Also, the warrant agreement does not explicitly state the warrant may expire unexercised and unredeemed. Please explain to us how you have considered these two factors in evaluating the classification of the warrants under the guidance in paragraph 17 of EITF 00-19.

Response

Reference is made to the revised disclosures in sections 3.3.2 and 6.1 of the warrant agreement.

Mr. John Reynolds

July 6, 2006

6. We note your response to prior comment 7. Your amended unit purchase option agreement appears to state you will not be obligated to settle for cash in the event the company uses its best efforts to comply with registration provisions and does not clearly rule out cash settlement options in other circumstances. Therefore, it is unclear whether there are any situations where the holders can obtain net cash settlement. Also, the agreement states, “the Company shall not be obligated to deliver securities to the holder until such time, if any, that a registration statement is declared effective,” and does not state the option may expire unexercised and unredeemed. Please explain to us how you have considered these factors in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

Response

Reference is made to the revised disclosure in section 5.1.1 of the Unit Purchase Option Agreement.

Exhibits

Exhibit 4.3

7. To the extent you amend your warrant agreement in response to the comments above, please consider revising the warrant certificate to explicitly state the warrant can expire unexercised or unredeemed and the company is under no obligation to cash settle.

Response

Reference is made to the revised disclosure in the last sentence on page 2 of the warrant certificate.

Mr. John Reynolds

July 6, 2006

Exhibit 4.5

8. The Staff makes reference to clause (ii) of section 3.3.2 of Exhibit 4.5. Please provide a legal analysis as to the legal ability of the registrant to provide for a non-public exercise of publicly-issued warrants under applicable Federal securities laws. We may have further comment.

Response

Reference is made to the revised disclosure in section 3.3.2 of Exhibit 4.5.

***

Three marked copies of the Amendment No. 5 to the Registration Statement are enclosed herewith.

We hope you will find this letter responsive to your comments. If you have any questions regarding these responses, please contact Ira Roxland at 212-768-6999 or, in his absence, Sharon K. Mauer at 212-398-8328. Please direct any written correspondence to Ira Roxland by fax at 212-768-6800 or email at iroxland@sonnenschein.com.

Very truly yours,

/s/ Sharon K. Mauer

Sharon K. Mauer

Enclosures

cc:	Ira I. Roxland, Esq.